For Further Information:
James C. Gale
Senior Vice President Finance and CFO
703/802-9259

FOR IMMEDIATE RELEASE

   GENICOM CORPORATION UNABLE TO FINALIZE THE AGREEMENT
              TO SELL ITS RELAY BUSINESS UNIT

Chantilly, VA. - - March 11, 1994 - - GENICOM Corporation
(NASDAQ:GECM) today reported that the Company was unable to come to terms with the prospective purchaser of the Company's Relay business unit.

On November 22, 1993, GENICOM reported that it had signed a non-binding letter of intent to sell its Relay business unit subject to execution of a definitive purchase agreement, purchaser financing and governmental and third party consents.

Paul T. Winn, GENICOM's President and Chief Executive
Officer commented: "While we are disappointed that the
Company and prospective purchaser were unable to finalize
the deal, the Relay business unit continues to be a
contributor to the overall success of GENICOM.   The
Company established minimum conditions for the sale of the business which have not been met with the current prospective purchaser. We will seek out other prospective purchasers based on the criteria established for the sale."

GENICOM Corporation, through its worldwide operations, designs, manufactures, markets and services a wide range of computer printer technologies for general purpose applications as well as a line of hermetically sealed relays.


                     # # # # # # # # #